August 31, 2016

Via EDGAR

Mr. James Lopez

Mr. Jonathan Burr

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Biocept, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 11, 2016

File No. 001-36284

Ladies and Gentlemen:

This letter is being transmitted by Biocept, Inc. (the “Company”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed on August 11, 2016 (the “Proxy Statement”). In connection with the Proxy Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

BIOCEPT, INC.
By:	/s/ Timothy Kennedy
Name:	Timothy Kennedy
Title:	Chief Financial Officer

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